Exhibit 99.1

KANZHUN LIMITED Announces Fourth Quarter and Full Year 2021 Financial Results

BEIJING, March 23, 2022 (GLOBE NEWSWIRE) – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter and Full Year 2021 Highlights

●

Revenues for the fourth quarter of 2021 were RMB1,090.7 million (US$171.1 million), an increase of 69.1% from RMB645.1 million for the same quarter of 2020. Revenues for the full year of 2021 were RMB4,259.1 million (US$668.4 million), an increase of 119.0% from RMB1,944.4 million for the full year of 2020.

●

Calculated cash billings[1] for the fourth quarter of 2021 were RMB1,169.5 million (US$183.5 million), an increase of 24.4% from RMB940.1 million for the same quarter of 2020. Calculated cash billings for the full year of 2021 were RMB5,017.3 million (US$787.3 million), an increase of 98.3% from RMB2,529.9 million for the full year of 2020.

●

Average monthly active users (MAUs)[2] for the fourth quarter of 2021 were 24.4 million, an increase of 14.0% from 21.4 million for the same quarter of 2020. MAUs for the full year of 2021 were 27.1 million, an increase of 36.9% from 19.8 million for the full year of 2020.

●	Total paid enterprise customers[3] in the twelve months ended December 31, 2021 increased by 81.8% to 4.0 million from 2.2 million in the twelve months ended December 31, 2020.
●

Net income for the fourth quarter of 2021 was RMB233.1 million (US$36.6 million), compared to a net loss of RMB529.5 million for the same quarter of 2020. Adjusted net income[4] for the fourth quarter of 2021 was RMB348.5 million (US$54.7 million), compared to RMB69.0 million for the same quarter last year. Net loss for the full year of 2021 was RMB1,071.1 million (US$168.1 million), compared to RMB941.9 million for the full year of 2020. Adjusted net income for the full year of 2021 was RMB852.6 million (US$133.8 million), compared to an adjusted net loss of RMB284.7 million for the full year of 2020.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, commented, “We are pleased to have delivered a strong set of results for 2021, despite a challenging business environment. In 2021, our company proved its ability to adapt and succeed in the face of adversity. This is a testament not only to the effectiveness of our business model, but also to our commitment to improving our core capabilities and maximizing our service experience for existing users. We continue to see robust user engagement within our ecosystem and have full confidence in the future of our business. In 2022, we will stay true to our strategy of investing in technology, continue to empower our users, especially the valuable employment groups and enterprises with limited resources, as we drive forward to deliver long-term value to our shareholders.”

Mr. Phil Yu Zhang, Chief Financial Officer, further commented, “We continued our quality growth in the fourth quarter. For 2021, our revenues increased by 119.0% year on year to RMB4,259.1 million, our net loss was RMB1,071.1 million and our adjusted net income was RMB852.6 million, making the first time we achieved non-GAAP profitability in a fiscal year, a proof of our healthy and improving operating efficiency.”

Fourth Quarter 2021 Financial Results

Revenues

Revenues were RMB1,090.7 million (US$171.1 million) for the fourth quarter of 2021, an increase of 69.1% from RMB645.1 million for the same period in 2020. The increase was primarily due to the growth in revenues from online recruitment services to enterprise customers.

●

Revenues from online recruitment services to enterprise customers were RMB1,082.0 million (US$169.8 million) for the fourth quarter of 2021, representing an increase of 68.8% from RMB641.0 million for the same period in 2020. The increase was mainly due to the rapid growth in our paid enterprise customer numbers following the expansion of our user base.

●

Revenues from other services, which mainly comprise of paid value-added services offered to job seekers, were RMB8.7 million (US$1.4 million) for the fourth quarter of 2021, representing an increase of 112.2% from RMB4.1 million for the same period in 2020, benefiting from our continued overall growth in user base.

Operating cost and expenses

Total operating cost and expenses were RMB841.4 million (US$132.0 million) for the fourth quarter of 2021, representing a decrease of 28.6% from RMB1,177.9 million for the same period of 2020. Total share-based compensation expenses were RMB115.5 million (US$18.1 million) for the fourth quarter of 2021, compared with RMB598.5 million for the same period of 2020.

●

Cost of revenues was RMB149.8 million (US$23.5 million) for the fourth quarter of 2021, representing an increase of 88.9% from RMB79.3 million for the same period of 2020, primarily driven by increased headcount, especially in security and operation personnel, as well as increases in server and bandwidth cost and third-party payment processing cost, resulting from expanded user base and increased transaction volume.

●

Sales and marketing expenses were RMB373.5 million (US$58.6 million) for the fourth quarter of 2021, representing an increase of 16.4% from RMB321.0 million for the same period of 2020, primarily due to increased sales and marketing employee-related expenses, as well as increased share-based compensation expenses.

●

Research and development expenses were RMB198.9 million (US$31.2 million) for the fourth quarter of 2021, representing an increase of 30.9% from RMB152.0 million for the same period of 2020, primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

[1]

Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures.”

[2]	MAUs refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile applications in a given month at least once.
[3]	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
[4]

Adjusted net income/(loss) and adjusted basic and diluted net income/(loss) per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures.”

●

General and administrative expenses were RMB119.2 million (US$18.7 million) for the fourth quarter of 2021, representing a decrease of 80.9% from RMB625.7 million for the same period of 2020. This decrease was primarily due to one-off share-based compensation expenses of RMB533.1 million recognized in the fourth quarter of 2020, related to the issuance of Class B ordinary shares to TECHWOLF LIMITED.

Income/Loss from operations

Income from operations was RMB253.3 million (US$39.8 million) for the fourth quarter of 2021, compared to a loss from operations of RMB531.0 million for the same period of 2020.

Net income/loss and adjusted net income

Net income was RMB233.1 million (US$36.6 million) for the fourth quarter of 2021, compared to a net loss of RMB529.5 million for the same period of 2020.

Adjusted net income was RMB348.5 million (US$54.7 million) for the fourth quarter of 2021, compared to RMB69.0 million for the same quarter of 2020.

Net income/loss per ADS and adjusted net income/loss per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.54 (US$0.08) and RMB0.51 (US$0.08), respectively, for the fourth quarter of 2021, compared to basic and diluted net loss per ADS of RMB10.25 in the same period of 2020.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 were RMB0.81 (US$0.13) and RMB0.76 (US$0.12), respectively, for the fourth quarter of 2021, compared to adjusted basic and diluted net loss per ADS of RMB0.35 for the same period of 2020.

Net cash generated from operating activities

Net cash generated from operating activities was RMB534.9 million (US$83.9 million) in the fourth quarter of 2021, representing an increase of 18.2% from RMB452.4 million in the same period of 2020.

Cash position

Balance of cash and cash equivalents and short-term investments was RMB12,226.8 million (US$1,918.6 million) as of December 31, 2021, compared to RMB4,534.6 million as of December 31, 2020. The increase was primarily attributable to net proceeds from the initial public offering completed in June 2021 as well as net cash generated from operating activities.

Full Year 2021 Financial Results

Revenues

Revenues were RMB4,259.1 million (US$668.4 million) for the full year of 2021, an increase of 119.0% from RMB1,944.4 million for the full year of 2020. The increase was primarily due to the growth in revenues from online recruitment services to enterprise customers.

●	Revenues from online recruitment services to enterprise customers were RMB4,219.0 million (US$662.1 million) for the full year of 2021, representing an increase of 118.9% from

RMB1,927.2 million for the full year of 2020. The increase was mainly due to the rapid growth in our paid enterprise customer numbers following the expansion of our user base.
●

Revenues from other services, which mainly comprise of paid value-added services offered to job seekers, were RMB40.1 million (US$6.3 million) for the full year of 2021, representing an increase of 133.1% from RMB17.2 million for the full year of 2020, benefiting from our continued overall growth in user base.

Operating cost and expenses

Total operating cost and expenses were RMB5,310.4 million (US$833.3 million) for the full year of 2021, representing an increase of 83.2% from RMB2,898.1 million for the full year of 2020. Total share-based compensation expenses were RMB1,923.6 million (US$301.9 million) for the full year of 2021, compared with RMB657.2 million for the full year of 2020.

●

Cost of revenues was RMB554.6 million (US$87.0 million) for the full year of 2021, representing an increase of 130.9% from RMB240.2 million for the full year of 2020, primarily driven by increases in third-party payment processing cost, employee-related expenses with increased headcount, especially in security and operation personnel, as well as server and bandwidth cost, resulting from expanded user base and increased transaction volume.

●

Sales and marketing expenses were RMB1,942.7 million (US$304.8 million) for the full year of 2021, representing an increase of 44.2% from RMB1,347.5 million for the full year of 2020, primarily due to increased sales and marketing employee-related expenses and enhanced brand advertising activities.

●

Research and development expenses were RMB822.0 million (US$129.0 million) for the full year of 2021, representing an increase of 60.1% from RMB513.4 million for the full year of 2020, primarily due to increased headcount in research and development personnel as well as increased share-based compensation expenses.

●

General and administrative expenses were RMB1,991.1 million (US$312.5 million) for the full year of 2021, representing an increase of 149.8% from RMB797.0 million for the full year of 2020. This increase was primarily due to one-off share-based compensation expenses of RMB1,506.4 million recognized in 2021, related to the issuance of Class B ordinary shares to TECHWOLF LIMITED, as well as increased headcount in general and administrative personnel.

Loss from operations

Loss from operations was RMB1,036.3 million (US$162.6 million) for the full year of 2021, representing an increase of 9.7% from RMB944.9 million for the full year of 2020. This increase was primarily due to one-off share-based compensation expenses of RMB1,506.4 million recognized in 2021, related to the issuance of Class B ordinary shares to TECHWOLF LIMITED.

Net loss and adjusted net income/loss

Net loss was RMB1,071.1 million (US$168.1 million) for the full year of 2021, compared to RMB941.9 million for the full year of 2020.

Adjusted net income was RMB852.6 million (US$133.8 million) for the full year of 2021, compared to an adjusted net loss of RMB284.7 million for the full year of 2020.

Net loss per ADS and adjusted net income/loss per ADS

Basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB4.67 (US$0.73) for the full year of 2021, compared to RMB22.05 for the full year of 2020.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders were RMB2.60 (US$0.41) and RMB1.60 (US$0.25), respectively, for the full year of 2021, compared to adjusted basic and diluted net loss per ADS of RMB10.23 for the full year of 2020.

Net cash generated from operating activities

Net cash generated from operating activities was RMB1,641.4 million (US$257.6 million) for the full year of 2021, representing an increase of 314.6% from RMB395.9 million for the full year of 2020.

Recent Development

Cybersecurity review

As stated in the press release announced on July 5, 2021, the Company is subject to cybersecurity review by the Cyberspace Administration of China. To facilitate the process, during the review period, the “BOSS Zhipin” app has been required to suspend new user registration in China. The process is still ongoing, and the Company is fully cooperating with the regulator in respect of its review.

Share repurchase program

In March 2022, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares over the following 12 months. The share repurchases may be made in the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Outlook

For the first quarter of 2022, the Company currently expects its total revenues to be between RMB1.10 billion and RMB1.12 billion, representing a year-on-year increase of 39.5% to 42.0%. This forecast reflects the Company’s current views on the market, operational conditions and the impact of the on-going cybersecurity review, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00 AM U.S. Eastern Time on Wednesday, March 23, 2022 (8:00 PM Beijing/Hong Kong Time on March 23, 2022) to discuss the financial results. Details for the conference call are as follows:

Event Title:	KANZHUN LIMITED Fourth Quarter and Full Year 2021 Earnings Conference Call
Conference ID:	4660935
Registration Link:	http://apac.directeventreg.com/registration/event/4660935

Upon registration, participants will receive an email containing conference call dial-in details, a passcode, and a unique registrant ID. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call and will be available until March 30, 2022, via the following details:

International:	+61-2-8199-0299
China (Mandarin) Toll Free:	800-870-0206
China Toll Free:	400-632-2162
United States Toll Free:	+1-855-452-5696
Hong Kong Toll Free:	800-963-117
Singapore Toll Free:	800-616-2305
Conference ID:	4660935

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to US$1.00, the noon buying rate on December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as calculated cash billings, adjusted net income/(loss), adjusted net income/(loss) attributable to ordinary shareholders, adjusted basic and diluted net income/(loss) per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income/(loss) per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provide valuable insights into the cash that will be generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income/(loss) and adjusted net income/(loss) attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP measures. The Company believes that these non-GAAP measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses that are included in net income/(loss) and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of non-GAAP financial measures should not be considered in isolation from, or as a substitute for most directly comparable financial measures prepared in accordance with GAAP. The non-GAAP measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, and may not be comparable to other similarly titled measures used by other companies. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED (Nasdaq: BZ) operates the leading online recruitment platform BOSS Zhipin in China. Established eight years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.co

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPRHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	641,037	1,081,972	169,785	1,927,178	4,219,026	662,057
Other services	4,096	8,678	1,362	17,181	40,102	6,293
Total revenues	645,133	1,090,650	171,147	1,944,359	4,259,128	668,350
Operating cost and expenses
Cost of revenues(1)	(79,254)	(149,785)	(23,505)	(240,211)	(554,648)	(87,036)
Sales and marketing expenses(1)	(321,019)	(373,471)	(58,606)	(1,347,532)	(1,942,670)	(304,847)
Research and development expenses(1)	(151,955)	(198,933)	(31,217)	(513,362)	(821,984)	(128,987)
General and administrative expenses(1)	(625,665)	(119,173)	(18,701)	(797,008)	(1,991,123)	(312,451)
Total operating cost and expenses	(1,177,893)	(841,362)	(132,029)	(2,898,113)	(5,310,425)	(833,321)
Other operating income, net	1,754	4,029	632	8,849	14,977	2,350
(Loss)/Income from operations	(531,006)	253,317	39,750	(944,905)	(1,036,320)	(162,621)
Investment income	2,774	8,953	1,405	9,095	24,744	3,883
Financial income, net	2,132	2,981	468	3,098	9,735	1,528
Foreign exchange loss	(2,852)	(1,644)	(258)	(5,074)	(1,961)	(308)
Other expenses, net	(529)	(1,076)	(169)	(4,109)	(7,745)	(1,215)
(Loss)/Income before income tax expense	(529,481)	262,531	41,196	(941,895)	(1,011,547)	(158,733)
Income tax expense	-	(29,461)	(4,623)	-	(59,527)	(9,341)
Net (loss)/income	(529,481)	233,070	36,573	(941,895)	(1,071,074)	(168,074)
Accretion on convertible redeemable preferred shares to redemption value	(90,161)	-	-	(283,981)	(164,065)	(25,745)
Net (loss)/income attributable to ordinary shareholders	(619,642)	233,070	36,573	(1,225,876)	(1,235,139)	(193,819)
Net (loss)/income	(529,481)	233,070	36,573	(941,895)	(1,071,074)	(168,074)
Other comprehensive loss
Foreign currency translation adjustment	(96,368)	(175,647)	(27,563)	(149,539)	(127,378)	(19,988)
Total comprehensive (loss)/income	(625,849)	57,423	9,010	(1,091,434)	(1,198,452)	(188,062)
Weighted average number of ordinary shares
—Basic	120,855,422	863,552,831	863,552,831	111,172,986	529,343,027	529,343,027
—Diluted	120,855,422	922,941,599	922,941,599	111,172,986	529,343,027	529,343,027
Net (loss)/income per ordinary share attributable to ordinary shareholders
—Basic	(5.13)	0.27	0.04	(11.03)	(2.33)	(0.37)
—Diluted	(5.13)	0.25	0.04	(11.03)	(2.33)	(0.37)
Net (loss)/income per ADS* attributable to ordinary shareholders
—Basic	(10.25)	0.54	0.08	(22.05)	(4.67)	(0.73)
—Diluted	(10.25)	0.51	0.08	(22.05)	(4.67)	(0.73)

* Each ADS represents two Class A ordinary shares.

(1) Includes share-based compensation expenses as follows:

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	981	6,899	1,083	1,920	31,467	4,938
Sales and marketing expenses	8,505	28,895	4,534	21,473	73,733	11,570
Research and development expenses	10,492	42,499	6,669	30,883	137,820	21,627
General and administrative expenses	578,511	37,179	5,834	602,960	1,680,626	263,727
	598,489	115,472	18,120	657,236	1,923,646	301,862

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,998,203	11,341,758	1,779,769
Short-term investments	536,401	884,996	138,875
Accounts receivable	6,999	1,002	157
Amounts due from related parties	40,799	6,615	1,038
Prepayments and other current assets	164,910	724,583	113,703
Total current assets	4,747,312	12,958,954	2,033,542
Non-current assets
Property, equipment and software, net	191,355	369,126	57,924
Intangible assets, net	549	458	72
Right-of-use assets, net	144,063	309,085	48,502
Other non-current assets	-	4,000	628
Total non-current assets	335,967	682,669	107,126
Total assets	5,083,279	13,641,623	2,140,668
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payable	41,856	52,963	8,311
Deferred revenue	1,200,349	1,958,570	307,342
Other payables and accrued liabilities	418,259	645,138	101,236
Operating lease liabilities, current	59,559	127,531	20,012
Total current liabilities	1,720,023	2,784,202	436,901
Non-current liabilities
Operating lease liabilities, non-current	76,373	183,365	28,774
Total non-current liabilities	76,373	183,365	28,774
Total liabilities	1,796,396	2,967,567	465,675
Mezzanine equity	5,587,000	-	-
Shareholders’ (deficit)/equity
Ordinary shares	81	554	87
Treasury shares (3,657,853 and 21,097,870 shares as of December 31, 2020 and 2021, respectively)	-	-	-
Additional paid-in capital	452,234	14,624,386	2,294,886
Accumulated other comprehensive loss	(130,387)	(257,765)	(40,449)
Accumulated deficit	(2,622,045)	(3,693,119)	(579,531)
Total shareholders’ (deficit)/equity	(2,300,117)	10,674,056	1,674,993
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	5,083,279	13,641,623	2,140,668

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	452,367	534,910	83,939	395,911	1,641,381	257,568
Net cash (used in)/generated from investing activities	(330,265)	203,889	31,995	467,305	(601,862)	(94,445)
Net cash generated from financing activities	1,754,408	21,419	3,361	2,882,112	6,431,263	1,009,206
Effect of exchange rate changes on cash and cash equivalents	(99,222)	(174,825)	(27,434)	(154,480)	(127,227)	(19,965)
Net increase in cash and cash equivalents	1,777,288	585,393	91,861	3,590,848	7,343,555	1,152,364
Cash and cash equivalents at beginning of the period	2,220,915	10,756,365	1,687,908	407,355	3,998,203	627,405
Cash and cash equivalents at end of the period	3,998,203	11,341,758	1,779,769	3,998,203	11,341,758	1,779,769

KANZHUN LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues	645,133	1,090,650	171,147	1,944,359	4,259,128	668,350
Add: Change in deferred revenue	294,941	78,851	12,373	585,529	758,221	118,981
Calculated cash billings	940,074	1,169,501	183,520	2,529,888	5,017,349	787,331

Net (loss)/income	(529,481)	233,070	36,573	(941,895)	(1,071,074)	(168,074)
Add: Share-based compensation expenses	598,489	115,472	18,120	657,236	1,923,646	301,862
Adjusted net income/(loss)	69,008	348,542	54,693	(284,659)	852,572	133,788

Net (loss)/income attributable to ordinary shareholders	(619,642)	233,070	36,573	(1,225,876)	(1,235,139)	(193,819)
Add: Share-based compensation expenses	598,489	115,472	18,120	657,236	1,923,646	301,862
Adjusted net (loss)/income attributable to ordinary shareholders	(21,153)	348,542	54,693	(568,640)	688,507	108,043

Weighted average number of ordinary shares (Non-GAAP)
—Basic	120,855,422	863,552,831	863,552,831	111,172,986	529,343,027	529,343,027
—Diluted	120,855,422	922,941,599	922,941,599	111,172,986	859,160,014	859,160,014

Adjusted net (loss)/income per ordinary share attributable to ordinary shareholders
—Basic	(0.18)	0.40	0.06	(5.11)	1.30	0.20
—Diluted	(0.18)	0.38	0.06	(5.11)	0.80	0.13

Adjusted net (loss)/income per ADS attributable to ordinary shareholders
—Basic	(0.35)	0.81	0.13	(10.23)	2.60	0.41
—Diluted	(0.35)	0.76	0.12	(10.23)	1.60	0.25